HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

June 8, 2007

Via Facsimile and Edgar

Mr. Millwood Hobbs

Staff Accountant

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333)

Response to Comments on Item 4.02 of Form 8-K

Filed May 25, 2007

Dear Mr. Millwood:

Pursuant to your request, we have prepared this response to the staff’s letter dated May 30, 2007 (“Staff Letter”) with respect to the above-captioned filing.

Specifically, we are responding to the staff’s inquiry regarding our intention to file an amendment to our Form 10-QSB for the quarter ended March 31, 2007 (the “Amended Report”) and with respect to certain disclosure to be contained in that report.

We filed the Amended Report on June 5, 2007.

As requested in the Staff Letter, we discussed in Item 3 – Controls and Procedures of the Amended Report, the nature of the error that caused us to conclude that we needed to restate our financial statements for the quarter ended March 31, 2007 as follows:

“In connection with work being done on the Company’s detailed financial forecasts for the second quarter and subsequent periods, management discovered an error relating to the premature recognition of a sale in the first quarter that should not have been recognized until the second quarter.”

In addition, as requested in the Staff Letter, we discussed in the Amended Report the effect of the error on our management’s conclusions regarding the effectiveness of our disclosure controls and procedures as follows:

“Management attributes the error to inadequacies in the Company’s procedures for booking sales following receipt of firm commitments for orders and weaknesses in the controls for testing the adequacy of these procedures. Management believes that these inadequate procedures and weak controls are attributable in part to insufficient personnel resources with appropriate accounting experience.”

Mr. Millwood Hobbs

June 8, 2007

Also, as requested in the Staff Letter, in the Amended Report we discussed the actions we have taken or plan to take to remediate any material weaknesses in our controls and procedures as follows:

“Management is currently seeking to add personnel with appropriate accounting experience and to implement improved procedures for sales recognition and inventory valuation and segregation of inventory, including a perpetual inventory system, and to implement controls that address these material weaknesses in 2007.”

Subsequent to our filing we have engaged a full-time in-house accountant with appropriate accounting experience. He has begun to design and implement improved procedures and controls to address these material weaknesses. We anticipate that these improved procedures will be fully implemented prior to the end of 2007.

In connection with our response to your comments, we reaffirm and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our attorney, Robert C. Brighton, Jr., at (954) 527-2473 (Robert.brighton@ruden.com), if you have any questions.

Sincerely,

David Pollock

Chief Executive Officer

Hydron Technologies, Inc.

Cc:	Robert C. Brighton, Jr., Esq. Ruden McClosky